Exhibit 99.1

FORM 51-102F3
Material Change Report

ITEM 1	Name and Address of Company

Standard Lithium Ltd. (the “Company”)
Suite 1625, 1075 West Georgia Street
Vancouver, British Columbia
V6E 3C9

ITEM 2	Date of Material Change

August 8, 2025

ITEM 3	News Release

A news release announcing the material change was disseminated on August 8, 2025 and subsequently filed on SEDAR+.

ITEM 4	Summary of Material Changes

The Company established an “at-the-market” equity program (the “ATM Program”) that allows the Company to issue and sell, from time to time through agents, up to US$50,000,000 (or the Canadian dollar equivalent) of its common shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion (the “Offering”).

ITEM 5	Full Description of Material Change

The Company established the ATM Program to allow the Company to issue and sell, from time to time through agents, up to US$50,000,000 (or the Canadian dollar equivalent) Offered Shares from treasury to the public, at the Company’s discretion.

Sales of Offered Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” within the meaning of the U.S. Securities Act of 1933, as amended, including sales made directly on the TSX Venture Exchange (the “TSXV”), the NYSE American LLC (the “NYSE American”), or any other trading market for the Offered Shares in Canada or the United States, at the prevailing market price at the time of sale. The volume and timing of sales under the ATM Program, if any, will be determined in the Company’s sole discretion, and at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

Distributions of the Offered Shares through the ATM Program, if any, will be made pursuant to the terms of an “at-the-market” sales agreement (the “Sales Agreement”) among the Company and Canaccord Genuity and Evercore ISI. The ATM Program will be effective until the issuance and sale of all of the Offered Shares issuable pursuant to the ATM Program, unless terminated prior to such date in accordance with the terms of the Sales Agreement.

The Company expects to use the net proceeds of the Offering to fund ongoing work programs to advance the South West Arkansas Project, exploration, leasehold acquisition and development activities in East Texas, for working capital and for general corporate purposes.

Listing of the Offered Shares sold pursuant to the ATM Program on the TSXV and/or the NYSE American will be subject to fulfilling all applicable listing requirements.

The sale of Offered Shares through the ATM Program is being made pursuant to a prospectus supplement dated August 8, 2025 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated July 30, 2025 (the “Base Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated August 8, 2025 (the “U.S. Prospectus Supplement”) to the Company’s short form base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-289110) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Prospectus, the U.S. Prospectus Supplement and the Registration Statement contain important detailed information about the Company and the ATM Program. Prospective investors should read the Prospectus Supplement, the Base Prospectus, the Registration Statement, the U.S. Prospectus Supplement and the other documents the Company has filed for more complete information about the Company and the ATM Program before making an investment decision. Copies of the Prospectus Supplement and the Base Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the U.S. Prospectus Supplement and the Registration Statement are available on EDGAR at www.sec.gov.

ITEM 6	Reliance on Subsection 7.1(2) of National Instrument 51-102 Not applicable.

ITEM 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

ITEM 8	Executive Officer

The name and telephone number of the officer of the Company who is knowledgeable about the material change and the material change report is:

Salah Gamoudi

Chief Financial Officer

Tel. (604) 409-8154

ITEM 9	Date of Report

August 15, 2025

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but is not limited to, information concerning the expected sale of Offered Shares under the ATM Program, the price, volume and timing of the sale and distribution of Offered Shares under the ATM Program, the anticipated use of proceeds of any offering under the ATM Program and statements regarding the anticipated benefits and impacts of the ATM Program. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the Company makes sales of Offered Shares under the ATM Program, that the proceeds of any offering conducted under the ATM Program will be deployed as anticipated and the anticipated benefits and impacts of the ATM Program being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the ability of the Company to successfully close a financing, including the ATM Program, the price, volume and timing of sale of Offered Shares under the ATM Program not being determinable at this time, the anticipated use of proceeds from any offering made under the Company’s Base Prospectus and any offerings to be conducted thereunder including the ATM Program, the benefits and impacts of the ATM Program not being as anticipated, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the Base Prospectus and the Prospectus Supplement, as well as the management discussion and analysis and other disclosures of risk factors for Standard, filed on SEDAR+ at www.sedarplus.ca. and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.